

Mail Stop 4720

March 3, 2017

Via E-mail
Archie M. Brown, Jr.
President and Chief Executive Officer
MainSource Financial Group, Inc.
2105 North State Road 3 Bypass
Greensburg, IN 47240

      Re: MainSource Financial Group, Inc.
             Registration Statement on Form S-4
             Filed February 6, 2017
             File No. 333-215916

Dear Mr. Brown:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please disclose the maximum number of shares of MainSource common stock estimated to be issued in the merger.

Interests of Certain Directors and Officers of FCB in the Merger, page 65

2.   Please quantify the value of each of the FCB officers' and directors' interests in the merger that are different from the interests of other FCB shareholders. For example, please quantify the value of payments in respect of any settlement agreements, stock options of FCB or supplemental retirement agreements. Also disclose the material terms of the prospective employment arrangements with Messrs. Karst and Davis, and if known, any other current FCB officers. Please refer to Item 18(a)(5)(i) of Form S-4.

Exhibits

3.   Please file the form of proxy card as an exhibit to your next amendment.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3552 with any other questions.

                                        Sincerely,

                                        /s/ David Lin

                                        David Lin
                                        Staff Attorney
                                        Office of Financial Services

cc: Karen B. Woods, Esq.
        Larry C. Tomlin, Esq.